AIS

August 24, 2009

09046844

SUPPL

RECEIVED
2009 AUG 27 P 12: 4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 075/2009**

  Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant IV and V

  Date: August 24, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

dw 8/28

Summary Translation Letter
To the Stock Exchange of Thailand
August 24, 2009

AIS-CP 075/2009

August 24, 2009

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant IV and V

To: The President
The Stock Exchange of Thailand

According to the Board of Director Meeting of Advanced Info Service Public Company Limited (the "Company") No. 5/2009, which was held on August 13, 2009 had passed a resolution to approve an interim dividend payment for the first half operating result of 2009 at the rate of Baht 3.00 per share, approximately totaling Baht 8,889.87 million to shareholders.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax of its consolidated financial statement. This has affected on the adjustment to exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant IV and V as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program. The ESOP warrant holders shall not be decreased their rights. Therefore, the adjustment to exercise price and exercise ratio of ESOP warrants are shown as follow;

ESOP Grant IV	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	90.851	89.292
Exercise ratio (warrant : common shares)	1 : 1.17405	1 : 1.19454
Number of shares to be allotted (shares)	10,841,434	11,003,027*
ESOP Grant V	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	80.409	79.029
Exercise ratio (warrant : common shares)	1 : 1.13751	1 : 1.15737
Number of shares to be allotted (shares)	9,591,786	9,679,317*
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP	**Total 249,124 shares***	

* The Company will allot the additional shares to reserve for the new exercise ratio of ESOP in the AGM 2010.

The new exercise price and new exercise ratio shall be effective immediately on August 25, 2009, which is the first day of XD sign posting onwards. As a result, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company will allot the additional shares to reserve for the new exercise ratio of ESOP Grant IV and V in the 2010 Annual General Meeting of Shareholders.